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                                                                    EXHIBIT 3.2A

                            AMENDMENTS TO BYLAWS OF
                             CASINO AMERICA, INC.
                            DATED FEBRUARY 7, 1997

1.      REVISED BYLAW SECTION 2.3
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        2.3 Special Meetings.  Special meetings of the stockholders entitled to vote shall be called by the Secretary at any time upon request of the Chairman of the Board, the President or the Board of Directors (acting upon majority vote).

2.      NEW BYLAW SECTION 2.9
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        2.9 Advance Notification of Proposals at Stockholders Meetings.  If a
stockholder desires to submit a proposal for consideration at an annual or special stockholders meeting or to nominate persons for election as directors at any stockholders meeting duly called for the election of directors, written notice of such stockholder's intent to make such a proposal or nomination must be given and received by the Secretary of the corporation at the principal executive offices of the corporation either by personal delivery or by United States mail not later than (i) with respect to an annual meeting of stockholders, sixty (60) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to a special meeting of stockholders; the close of business on the tenth day following the date on which notice of such meeting is first sent or given to stockholders. Each notice shall describe the proposal or nomination in sufficient detail for the proposal or nomination to be summarized on the agenda for the meeting and shall set forth
(i) the name and address, as it appears on the books of the corporation, of the stockholder who intends to make the proposal or nomination; (ii) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination; and (iii) the class and number of shares of the corporation that are beneficially owned by the stockholder. In addition, in the case of a stockholder proposal, the notice shall set forth the reasons for conducting such proposed business at the meeting and any material interest of the stockholder in such business. In the case of a nomination of any person for election as a director, the notice shall set forth:
(i) the name and address of any person to be nominated; (ii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons pursuant to which the nomination or nominations are to be made by the stockholder); (iii) such other information regarding such nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; and (iv) the consent of each nominee to serve as a director of the corporation if so elected. The presiding officer of the annual or special meeting shall, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure, and any such proposal or nomination not properly brought before the meeting shall not be considered.